As filed with the Securities and Exchange Commission on April 2, 2008
Registration No. 333-149079

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1 TO FORM S-1 ON
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Converted Organics Inc.
(Exact name of Registrant as specified in its charter)

Delaware	2873	20-4075963
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)
7A Commercial Wharf West
Boston, MA 02110
(617) 624-0111
(Address Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Edward J. Gildea
7A Commercial Wharf West
Boston, MA 02110
(617) 624-0111
(Name, Address Including Zip Code and Telephone Number,
Including Area Code of Agent for Service)
Copies to:
Mark A. von Bergen
Jason H. Barker
Holland & Knight LLP
2300 US Bancorp Tower
111 SW Fifth Avenue
Portland, Oregon 97204
(503) 243-2300
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to rule 462(e) under Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed Maximum		Proposed Maximum
Title of Each Class of	Amount to be	Offering Price		Aggregate	Amount of
Securities to be Registered	Registered	per Security		Offering Price	Registration Fee
Redeemable Class A warrant to purchase one share of common stock(1)	293,629	$6.65	(2)	$1,952,632.85	$76.74	(3)
Non-redeemable Class B warrant to purchase one share of common stock(1)	293,629	$6.35	(2)	$1,864,544.15	$73.28	(3)
Common stock issuable upon exercise of Class A warrants(1)	374,745	$8.25	(4)	$3,091,646.25	$0.00	(5)
Common stock issuable upon exercise of Class B warrants(1)	374,745	$11.00	(4)	$4,122,195.00	$0.00	(5)
Total					$47.89	(5)

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement also covers: (i) such indeterminate number of additional securities as may become issuable pursuant to the anti-dilution provisions of the Class A and Class B warrants; and (ii) such indeterminate number of additional shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the high and low prices as reported on the Nasdaq Capital Market on April 1, 2008, which was $6.65 per Class A warrant, and $6.35 per Class B warrant.

(3)	The filing fee is calculated based on the filing fee of $39.30 per million in the maximum aggregate offering price.

(4)	Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(g) under the Securities Act.

(5)	The Registrant previously paid filing fees for the securities listed in this fee table (except for the first two line items) in connection with a registration statement on Form S-1 filed on February 6, 2008 (File No. 333-149079) to which this Amendment No. 1 to Form S-1 on Form S-3 relates. Pursuant to Rule 457(p) under the Securities Act of 1933, the amount previously paid to register these securities ($385.62), as well as securities that are no longer being registered pursuant to this registration statement, is offset, against the filing fees due in connection with this registration statement.
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note
     This Amendment No. 1 on Form S-3 amends the Registration Statement on Form S-1 of Converted Organics Inc. (File No. 333-149079). This Amendment is being filed for the purpose of converting the registration on Form S-1 into a registration on Form S-3.

The information in this prospectus is not complete and may be changed. We have filed a registration statement with the Securities and Exchange Commission relating to this offering. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 2, 2008
PRELIMINARY PROSPECTUS
749,490 Shares of Common Stock
293,629 Class A Warrants
293,629 Class B Warrants
          This prospectus relates to the following offerings: (i) the offer and resale by certain of our stockholders and warrantholders, referred to as “Selling Securityholders,” of up to 293,629 redeemable Class A warrants, 293,629 non-redeemable Class B warrants; and (ii) the offer and resale, or primary issuance (in the case of transferees of the Selling Securityholders who acquire the Class A warrants and the Class B warrants of the Selling Securityholders pursuant to this prospectus), of 749,490 shares of our common stock issuable upon the exercise of the Class A warrants and the Class B warrants by the Selling Securityholders or their transferees, as the case may be. We will not receive any proceeds from the sale of these securities. We are registering securities for resale by the Selling Securityholders, but that does not necessarily mean that they will sell any of the securities.
          As of the date of this prospectus, holders of the Class A warrants and Class B warrants may purchase approximately 1.3 shares of common stock for each warrant exercised. The number of shares of common stock purchasable upon exercise of the Class A warrants and the Class B warrants is subject to further adjustment upon future payment, if any, of stock dividends with respect to shares of our common stock. The Class A warrants and the Class B warrants are exercisable at $8.25 per warrant and $11.00 per warrant, respectively, at any time on or before February 13, 2012.
          Our common stock, Class A warrants and Class B warrants are quoted on The Nasdaq Capital Market under the symbols “COIN,” “COINW” and “COINZ,” respectively. The last sale price of the common stock, Class A warrants and Class B warrants on March 26, 2008 was $11.62, $7.70 and $6.60, respectively.
          These are speculative securities. Investing in our securities involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 3.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is                      , 2008.

 i

PROSPECTUS SUMMARY
          The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 3. References to “we,” “us,” “our,” “Converted Organics” or the “Company” mean Converted Organics Inc. and its wholly owned subsidiaries.
Our Company
          Converted Organics is transitioning from a development stage company (first reported revenues were in February 2008) to a fully operational company that seeks to construct processing facilities that will use food waste as raw material to manufacture all-natural soil amendment products combining nutritional and disease suppression characteristics. In addition to our sales in the agribusiness market, we plan to sell and distribute our products in the turf management and retail markets.
          We have obtained a long-term lease for a site in a portion of an industrial building in Woodbridge, New Jersey that the landlord is modifying and that we will equip as our first internally constructed organic waste conversion facility (the “Woodbridge facility”). We do not expect to generate any revenue from the Woodbridge facility until it is completely operational, which we expect to occur in the second quarter of 2008. The Woodbridge facility will collect raw material from the New York-Northern New Jersey Metropolitan area. On January 24, 2008, we acquired the operating facility in Gonzales, California of United Organic Products of California (“UOP”), which facility is operational and began to generate revenue for us in February 2008 (the “Gonzales facility”). Also, on January 24, 2008, we acquired the technology of Waste Recovery Industries, LLC (“WRI”), which technology will allow us to operate future facilities using our own technology rather than licensing technology from a third party. We have an option on a long-term lease for a facility in Rhode Island. Construction at the Rhode Island location is not expected to commence until some time in the future. We are also in the process of negotiating options to lease property for additional facilities in Massachusetts and New York. Completion of the Rhode Island, Massachusetts and New York facilities will require additional capital.
          Our revenue will come from two sources: “tip” fees and product sales. Waste haulers will pay us tip fees for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the customers who purchase our products. Our planned products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The products will be sold in both dry and liquid form and will be stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to the plant. These products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trial performance, increased environmental awareness, trends in consumer food preferences and company-sponsored research, we believe our products will have substantial demand in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on organic waste processing and on environmentally friendly growing practices.
          Our principal business office is located at 7A Commercial Wharf West, Boston, Massachusetts 02110, and our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. Information contained on our website or any other website does not constitute part of this prospectus.
Offering by Selling Securityholders
          In connection with our February 2007 initial public offering, we issued 293,629 Class A warrants and 293,629 Class B warrants to certain lenders who participated in a bridge financing. We are registering the following securities issued in connection with the bridge financing:

•	For resale by the bridge lenders, 293,629 Class A warrants;

•	For resale by the bridge lenders, 293,629 Class B warrants; and

•	For resale by the bridge lenders or for primary issuance to the transferees of the bridge lenders who receive the Class A warrants and the Class B warrants pursuant to this prospectus, 749,490 shares issuable upon exercise of the Class A warrants and Class B warrants.
          The number of shares of common stock to be registered by this prospectus , including the shares of common stock issuable upon exercise of the Class A warrants and the Class B warrants, includes the number of additional shares of common stock that the Selling Securityholders or their transferees will receive upon exercise of the Class A warrants and the Class B warrants as a result of the payment of a 5% stock dividends to all holders of the Company’s common stock on March 31, 2007, July 13, 2007, October 12, 2007, January 14, 2008, and April  14, 2008 (the “Stock Dividends”). Further, as a result of the Stock Dividends, as of the date of this prospectus, each Class A warrant and Class B warrant is exercisable to purchase approximately 1.3 shares of common stock. The number of shares of common stock purchasable upon exercise of the Class A warrants and the Class B warrants is subject to further adjustment upon future payment, if any, of stock dividends with respect to our shares of common stock.

Securities offered	The securities covered by this prospectus are: (i) 293,629 redeemable Class A warrants; (ii) 293,629 non-redeemable Class B warrants; and (iii) 749,490 of common stock issuable upon exercise of the Class A warrants and Class B warrants by the Selling Securityholders or by subsequent investors who acquire the Class A warrants and the Class B warrants from the Selling Securityholders pursuant to this prospectus.

Class A warrants	The exercise price of each Class A warrant is $8.25, and as adjusted to reflect the payment of Stock Dividends through April 14, 2008, each Class A warrant is exercisable to purchase approximately 1.3 shares of common stock. The Class A warrants expire on February 13, 2012, but if the warrants are not exercisable at that time because a current registration statement for the underlying shares is not available, then the expiration date will be extended for 30 days following notice from us that the warrants are again exercisable. Nevertheless, there is a possibility that the warrants will never be exercisable when in-the-money or otherwise, and that warrant holders will never receive shares or payment of cash in settlement of the warrants. See “Risk Factors” for more detail.

We have the right to redeem the Class A warrants at a redemption price of $0.25 per warrant at any time. The conditions to our redemption of the Class A warrants, which included the passage of (i) August 8, 2007 and (ii) the date on which the closing price of our common stock, as reported on NASDAQ, equals or exceeds $9.35, for five consecutive trading days, have been satisfied. We are required to provide 30 days’ prior written notice to the Class A warrant holders of our intention to redeem the warrants.

Class B warrants	The exercise price of a Class B warrant is $11.00, and as adjusted to reflect the payment of Stock Dividends through April 14, 2008, each Class B warrant is exercisable to purchase approximately 1.3 shares of common stock. The Class B warrants expire on February 13, 2012, but if the warrants are not exercisable at that time because a current registration statement for the underlying shares is not available, then the expiration date will be extended for 30 days following notice from us that the warrants are again exercisable. Nevertheless, there is a possibility that the warrants will never be exercisable when in-the-money or otherwise, and that warrant holders will never receive shares or payment of cash in settlement of the warrants. See “Risk Factors” for more detail.

The Class B warrants are not redeemable.

Common stock outstanding after this offering	5,181,434 shares as of March 26, 2008

Use of proceeds	We will not receive any of the proceeds from the sale of the securities being registered on behalf of the Selling Securityholders hereunder.

Nasdaq Capital Market and Boston Stock Exchange symbols	Common stock: COIN Class A warrants: COINW Class B warrants: COINZ
          We had 5,181,434 shares of common stock issued and outstanding as of March 26, 2008. Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:
•	assumes no exercise of the Class A and Class B warrants after March 26, 2008;

•	assumes no exercise of the underwriter’s warrants;

•	reflects issuances of Stock Dividends pursuant to our Stock Dividend program through April 14, 2008 but does not include dividends that may be paid thereafter; and

•	excludes 666,667 shares reserved under our 2006 Stock Option Plan.
          We will bear the expenses of registering these securities, which we estimate will be approximately $33,000. The Selling Securityholders will pay the cost of any brokerage commissions and discounts, and all expenses incurred by them in connection with the resale of the securities. See “Plan of Distribution.”
RISK FACTORS
          An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors described below together with the cautionary statement that follows this section regarding forward-looking statements and the other information included in this prospectus. If one or more of the possibilities described as risks below actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in our securities. Also, you should be aware that the risks described below are not the only ones facing us. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations.
Risks Relating to Our Business
We are an early-stage venture with little operating history, and our prospects are difficult to evaluate.
          We have not operated any facility other than our Gonzales facility, which we purchased in January 2008, nor have we sold any products other than from the Gonzales facility. Our activities to date have been primarily limited to developing our business, and consequently there is no historical financial information related to operations available upon which you may base your evaluation of our business and prospects. The revenue and income potential of our business is unproven. If we are unable to develop our business, we will not achieve our goals and could suffer economic loss or collapse, which may have a material negative effect on our financial performance.
We expect to incur significant losses for some time, and we may never operate profitably.
          For the period from May 2, 2003 (inception of our predecessor companies) through December 31, 2007, we incurred an accumulated net loss of approximately $10,400,000. Despite generating revenue from our Gonzales facility beginning in February 2008, we will continue to incur significant losses. There is no assurance that we will be successful in our efforts to build and operate an organic waste conversion facility. Even if we successfully meet our objectives and begin operations at the Woodbridge facility, there is no assurance that we will be able to operate profitably.

If we are unable to manage our transition to an operating company effectively, our operating results will be adversely affected.
          Failure to manage effectively our transition to an operating company will harm our business. To date, substantially all of our activities and resources have been directed at developing our business plan, arranging financing, licensing technology, obtaining permits and approvals, securing a lease for our Woodbridge facility and options for additional facilities, and purchasing our Gonzales facility. The transition to a converter of waste and manufacturer and vendor of fertilizer products requires effective planning and management. In addition, future expansion will be expensive and will likely strain our management and other resources. We may not be able to easily transfer our skills to operating a facility or otherwise effectively manage our transition to an operating company.
Our plan to develop relationships with strategic partners and vendors may not be successful.
          As part of our business strategy, we will need to develop short- and long-term relationships with strategic partners and vendors to conduct growth trials and other research and development activities, to assess technology, to engage in marketing activities, and to enter into waste collection, real estate development and construction agreements. For these efforts to succeed, we must identify partners and vendors whose competencies complement ours. We must also enter into agreements with them on attractive terms and integrate and coordinate their resources and capabilities with our own. If we are unsuccessful in our collaborative efforts, our ability to develop and market products could be severely limited or delayed.
If we fail to finalize important agreements or the final agreements are unfavorable compared with what we currently anticipate, the development of our business may be harmed in ways which may have a material negative effect on our financial performance.
          This prospectus refers to agreements and documents that are not yet final, permits that have not yet been obtained, and plans that have not yet been implemented. The definitive versions of those agreements, permits, plans or proposals may not materialize or, if they do materialize, may not prove profitable to the Company, which may have a material negative effect on our financial performance.
We may be unable to effectively implement new transaction accounting, operational and financial systems.
          To manage our operations, we will be required to implement complex transaction accounting, operational and financial systems, procedures and controls, and to retain personnel experienced in the use of these systems. Deficiencies in the design and operation of our systems, procedures and controls, including internal controls, could adversely affect our ability to record, process, summarize and report material financial information. Our planned systems, procedures and controls may be inadequate to support our future operations.
We are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.
          Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires our management to begin to report on the operating effectiveness of the Company’s internal control over financial reporting for the years ended December 31, 2007. Carlin, Charron & Rosen, LLP, our independent registered public accounting firm, will be required to attest to the effectiveness of our internal control over financial reporting beginning with the year ended December 31, 2009. We must continue an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect that the annual cost of this program will require us to incur expenses and to devote resources to Section 404 compliance on an ongoing annual basis.
          It is difficult for us to predict how long it will take to complete management’s assessment of the effectiveness of our internal control over financial reporting each year and to remediate any deficiencies in our internal control over financial reporting, if any. As a result, we may not be able to complete the assessment and process on a timely basis each year. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our securities will be affected.

Our future success is dependent on our existing key employees, and hiring and assimilating new key employees, and our inability to attract or retain key personnel in the future would materially harm our business and results of operations.
          Our success depends on the continuing efforts and abilities of our current management team. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel could materially harm our business and results of operations. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them.
Constructing and equipping our Woodbridge facility may take longer and cost more than we expect.
          Equipping and completing our Woodbridge facility has required and will continue to require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of delays, equipment problems, cost overruns, including the cost of raw materials such as stainless steel, and other start-up and operating difficulties. Our conversion processes at the Woodbridge facility will use custom-built, patented equipment that may not be delivered and installed in our facility in a timely manner for many reasons, including but not limited to the inability of the supplier of this equipment to perform. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. If we experience any of these or similar difficulties, we may be unable to complete our Woodbridge facility, and our results may be materially and adversely affected. We also may encounter similar difficulties in constructing and equipping our future facilities which may also have a material and adverse effect on our operating results.
We have little or no experience in the organic waste or fertilizer industries, which increases the risk of our inability to build and operate our facilities.
          We are currently, and are likely for some time to continue to be, dependent upon our present management team. Most of these individuals are experienced in business generally, organizing the construction, equipping and start up of an organic waste conversion facility, and governing and operating a public company. In addition, none of our directors has any experience in the organic waste or fertilizer products industries. As a result, we may not develop our business successfully.
We will depend on contractors unrelated to us to build our Woodbridge facility, and their failure to perform could harm our business and hinder our ability to operate profitably.
          We have entered into guaranteed maximum price contracts with construction, mechanical, and electrical contractors to build our Woodbridge facility. Although we believe each of these companies is qualified, we have no prior experience with any of them. If any company were to fail to perform, there is no assurance that we would be able to obtain a suitable replacement on a timely basis.
We license certain technology from a third party, and our failure to perform under the terms of the license could result in material adverse consequences.
          We intend to use certain licensed technology and patented pieces of process equipment in our Woodbridge facility that will be obtained from International Bio-Recovery Corporation (“IBRC”). The license contains various performance criteria, and if we fail to perform under the terms of the license, the license may be terminated by the licensor, and we will have to modify our process and employ other equipment that may not be available on a timely basis or at all. If we are unable to use different technology and equipment, we may not be able to operate the Woodbridge facility successfully. If the license agreement is terminated or held invalid for any reason, or if it is determined that IBRC has improperly licensed its process to us, the occurrence of such event will adversely affect our Woodbridge operations and revenues therefrom.
The Enhanced Autothermal Thermophilic Aerobic Digestion (“EATAD”) technology we will use to operate our Woodbridge facility is unproven at the scale we intend to operate.
          While IBRC has operated a facility in British Columbia using the EATAD process, its plant is smaller than our planned Woodbridge facility. IBRC developed the initial drawings for our Woodbridge facility, but neither IBRC nor we have operated a plant of the proposed size.

Our Woodbridge facility site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay construction and delay our ability to generate revenue.
          There can be no assurance that we will not encounter hazardous environmental conditions at the Woodbridge facility site or any additional future facility sites that may delay the construction of our organic waste conversion facilities. Upon encountering a hazardous environmental condition, our contractor may suspend work in the affected area. If we receive notice of a hazardous environmental condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous environmental condition will likely delay construction of the particular facility and may require significant expenditures to correct the environmental condition. If we encounter any hazardous environmental conditions during construction that require time or money to correct, such event could delay our ability to generate revenue.
We may not be able to successfully operate our Woodbridge facility.
          Although we intend to hire a firm with substantial operational experience to operate our Woodbridge facility, we have not developed or operated any manufacturing facilities of any kind. Our Woodbridge facility, if completed, would be the first commercial facility of its kind in the United States and may not function as anticipated. In addition, the control of the manufacturing process will require operators with extensive training and experience which may be difficult to attain.
Our lack of business diversification may have a material negative effect on our financial performance.
          We expect to have only two planned products to sell to customers to generate revenue: dry and liquid soil amendment products. We do not expect to have any other products. Although we also expect to receive “tip” fees, our lack of business diversification could have a material adverse effect on our operations.
We may not be able to manufacture products from our planned facilities in commercial quantities or sell them at competitive prices.
          To date, we have not produced any products other than from our Gonzales facility. We may not be able to manufacture products from our Woodbridge facility or other planned facilities in commercial quantities or sell them at prices competitive with other similar products.
We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our potential products.
          We currently have limited sales and marketing capabilities. We will need to either hire sales personnel with expertise in the markets we intend to address or contract with others to provide sales support. Co-promotion or other marketing arrangements to commercialize our planned products could significantly limit the revenues we derive from our products, and these parties may fail to commercialize these products successfully. Our planned products address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ, and we may not be able to develop such specialized marketing resources.
Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales and profit margins.
          Our current and potential customers, especially large agricultural companies, are often under budgetary pressure and are very price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our final costs. If this happens, we may have to reduce our conversion costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline, which could have a material negative effect on our financial performance.
The fertilizer industry is highly competitive, which may adversely affect our ability to generate and grow sales.
          Chemical fertilizers are manufactured by many companies and are plentiful and relatively inexpensive. In addition, the number of fertilizer products registered as “organic” with the Organic Materials Review Institute increased by approximately 50% from 2002 to 2005. If we fail to keep up with changes affecting the markets that we intend to serve, we will become less competitive, adversely affecting our financial performance.
Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events with substantial additional costs.
          Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend. We do not presently maintain product liability insurance, and any product liability insurance we may obtain may not be adequate to cover claims.
Energy and fuel cost variations could adversely affect operating results and expenses.
          Energy costs, particularly electricity and natural gas, are expected to constitute a substantial portion of our operating expenses. The price and supply of energy and natural gas are unpredictable and fluctuate based on events outside our control, including demand for oil and gas, weather, actions by OPEC and other oil and gas producers, and conflict in oil-producing countries. Price escalations in the cost of electricity or reductions in the supply of natural gas could increase operating expenses and negatively affect our results of operations. We may not be able to pass through all or part of the increased energy and fuel costs to our customers.
We may not be able to obtain sufficient organic material.
          Competing disposal outlets for organic food waste and increased demand for applications such as biofuels may develop and adversely affect our business. To fully utilize the tip floor and to manufacture our products, we are dependent on a stable supply of organic food waste. Insufficient food waste feedstock will adversely affect our efficiency and may cause us to increase our tip fee discount from prevailing rates, likely resulting in reduced revenues and net income.
Our license agreement with IBRC restricts the territory into which we may sell our planned products and grants a cooperative a right of first refusal to purchase our products.
          We have entered into a license agreement with IBRC which among other terms contains a restriction on our right to sell our planned products outside a territory defined generally as the Eastern Seaboard of the United States. The license agreement also grants a proposed cooperative of which IBRC is a member a right of first refusal to purchase the products sold from our Woodbridge facility under certain circumstances. While we believe that the territory specified in the license agreement is broad enough to easily absorb the amount of product we plan to produce and that the right of first refusal will not impair our ability to sell our products, these restrictions may have a material adverse effect on the volume and price of our product sales. We may in addition become completely dependent on a third party for the sale of our products.
Our fertilizer products from our Woodbridge facility will be sold under an unproven name.
          Our licensing agreement with IBRC requires that we market our planned products from our Woodbridge facility under the brand name “Genica.” No fertilizer products have been sold in our geographic market under that name, and the name may not be accepted in our marketplace.
Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.
          We may have to defend ourselves against patent and other infringement claims asserted by third parties regarding the technology we have licensed, resulting in diversion of management focus and additional expenses for the defense of claims. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some or all of our business operations as a result of patent infringement claims, which could severely harm our business.
Our license agreement with IBRC imposes obligations on us related to infringement actions that may become burdensome or result in termination of our license agreement.
          If our use of the licensed technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. Although IBRC has agreed to bear the costs of such defense, if the licensed technology is found by a court to be infringing, IBRC may terminate the license agreement, which may prevent us from continuing to operate our conversion facility. In such an event, we may become obligated to find alternative technology or to pay a royalty to a party other than IBRC to continue to operate.
          If a third party is allegedly infringing any of the licensed technology, then either we or IBRC may attempt to enforce the IBRC intellectual property rights. In general, our possession of rights to use the know-how related to the licensed technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers, whether by us or by IBRC, may be required to be maintained at our expense under the terms of the license agreement. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Our High Temperature Liquid Composting (“HTLC”) technology imposes obligations on us related to infringement actions that may become burdensome.
          If our use of our HTLC technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. In such an event, we may become obligated to find alternative technology or to pay a royalty to a party to a third to continue to operate.
          If a third party is allegedly infringing any of our HTLC technology, then we may attempt to enforce ourintellectual property rights. In general, our possession of rights to use the know-how related to our HTLC technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers may be require at our expense. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Development of our business is dependent on our ability to obtain additional debt financing which may not be available on acceptable terms.
          We may need to obtain significant debt financing in order to develop manufacturing facilities and begin production of our products. Each facility will likely be individually financed and require considerable debt. While we believe state government-sponsored debt programs will be available to finance our requirements, market rate or non-government sponsored debt could also be used. However, public or private debt may not be available at all or on terms acceptable to us for the development of future facilities.
We will need to obtain additional debt and equity financing to complete subsequent stages of our business plan.
          We will need to obtain additional debt and equity financing to complete subsequent phases of our business plan. We may issue additional securities in the future with rights, terms and preferences designated by our Board of Directors, without a vote of stockholders, which could adversely affect your rights. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to the outstanding shares. There is no assurance that such funds will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to meet our projections, deadlines and goals and will have a material adverse effect on our revenues and net income.

Our agreements with our bond investors may hinder our ability to operate our business by imposing restrictive loan covenants, which may prohibit us from paying dividends or taking other actions to manage or expand our business.
          The terms of the bond guaranty executed by the Company on behalf of Converted Organics of Woodbridge LLC, prohibit the Company from paying debt and other obligations that funded the Company’s working capital until certain ratios of EBITDA to debt service are met.
Mandatory redemption of our bonds could have a material adverse effect on our liquidity and cash resources.
          The bonds issued are subject to mandatory redemption by us if the Woodbridge facility is condemned, we cease to operate the facility, the bonds become taxable, a change in control of the company occurs and under certain other circumstances. Depending upon the circumstances, such an event could require a payment to our bondholders ranging between 100% and 110% of the principal amount of the bonds outstanding, plus interest. If we are unable to obtain additional financing from other sources, the requirement that we pay cash in connection with such mandatory redemption will have a material adverse effect on our liquidity and cash resources, and may impair our ability to continue to operate.
The communities where our facilities may be located may be averse to hosting waste handling and manufacturing facilities.
          Local residents and authorities in communities where our facilities may be located may be concerned about odor, vermin, noise, increased truck traffic, air pollution, decreased property values, and public health risks associated with operating a manufacturing facility in their area. These constituencies may oppose our permitting applications or raise other issues regarding our proposed facilities.
Our facilities will require certain permits to operate, which we may not be able to obtain or obtain on a timely basis.
          For our Woodbridge facility, we must obtain various permits and approvals to operate a recycling center and a manufacturing facility, including among others a Class C recycling permit, land use and site plan approval, an air quality permit, a water discharge permit, a storm water runoff permit, and building construction permits. We may not be able to secure all the necessary permits on a timely basis or at all, which may prevent us from operating the facility according to our business plan.
          For our additional facilities, we may need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, township and state agencies having control over the specific properties. Lack of permits to construct, operate or maintain our facilities will severely and adversely affect our business.
Changes in environmental regulations or violations of such regulations could result in increased expense and could have a material negative effect on our financial performance.
          We will be subject to extensive air, water and other environmental regulations and will need to obtain a number of environmental permits to construct and operate our planned facilities. If for any reason any of these permits are not granted, construction costs for our organic waste conversion facilities may increase, or the facilities may not be constructed at all. Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require us to invest or spend considerable resources in order to comply with future environmental regulations. The expense of compliance could be significant enough to reduce our net income and have a material negative effect on our financial performance.
Our strategic plan for development and construction of operating facilities in Rhode Island, Massachusetts and New York require additional debt and /or equity financing and working capital during the construction period.
          Our strategic plan calls for us to develop and build future operating facilities. These facilities will require us to raise additional fund for the development, construction and for working capital during the construction process. There is no guarantee that we will be able to raise those funds.

Risks Related to Investment in Our Securities
As a public company, we are subject to complex legal and accounting requirements that require us to incur substantial expense and will expose us to risk of non-compliance.
          As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.
The Class A warrants may be redeemed on short notice, which may have an adverse effect on their price.
          We may redeem the Class A warrants for $0.25 per warrant (subject to adjustment in the event of a stock split, dividend or the like) on 30 days’ notice at any time after (i) August 8, 2007 and (ii) the date on which the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock is trades equals or exceeds $9.35 for five consecutive trading days. If we give notice of redemption, holders of our Class A warrants will be forced to sell or exercise the Class A warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our public warrants to sell or exercise the Class A warrants they hold.
While the Class A and Class B warrants are outstanding, it may be more difficult to raise additional equity capital.
          During the term that the Class A warrants and Class B warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.
If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.
          Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to the shares of preferred stock.
Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
          We have agreed to pay a 5% common stock dividend to holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, until the Woodbridge facility has commenced commercial operations. The additional shares of our common stock distributed pursuant to such stock dividends could cause the market price of our common stock to decline and could have an adverse effect on our earnings per share, if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class A and Class B Warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.

If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class A or Class B warrants.
          For you to be able to exercise the Class A or Class B warrants, the shares of our common stock to be issued to you upon exercise of the Class A or Class B warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class A or Class B warrants. If at their expiration date the warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of warrants, and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. In summary, the Company and you may encounter circumstances in which you will be unable to exercise the Class A or Class B warrants. In those circumstances, we may, but are not required to, redeem the warrants by payment in cash. Consequently, there is a possibility that you will never be able to exercise the Class A or Class B warrants, and that you will never receive shares or payment of cash in settlement of the warrants. This potential inability to exercise the Class A or Class B warrants, and the possibility that we will never elect to settle warrants in shares or cash, may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.
FORWARD-LOOKING STATEMENTS
          We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate” and “estimate,” the negative of these words or other comparable words. These statements are only predictions. You should not place undue reliance on these forward-looking statements. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside our control, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in “Risk Factors,” not all of which are known to us. Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
USE OF PROCEEDS
          We will not receive any proceeds upon the sale of any of the securities being registered on behalf of the Selling Securityholders.
          Assuming that all of the Class A and Class B warrants that were issued to the bridge lenders are exercised, we will receive total gross proceeds of approximately $5.7 million.▲ If received, we expect to use these proceeds to fund working capital, for general corporate expenses and to construct additional facilities.
SELLING SECURITYHOLDERS
          The following table sets forth certain information with respect to the beneficial ownership of our securities by each Selling Securityholder as of December 31, 2007, as adjusted to include Stock Dividends paid in April 2008. This table does not account for dispositions or acquisitions by the Selling Securityholders since December 31, 2007, nor does it account for any increase in the number of shares of common stock held by the Selling Securityholders as the result of stock dividends, if any, paid in the future. Assuming all securities offered by the Selling Securityholders hereunder are sold and no additional securities are purchased or otherwise acquired by the Selling Securityholders, they will own no securities in the Company after this offering.

Securities Beneficially Owned Prior to the Offering and
Offered Hereby

			Common
			Stock
	Class A	Class B	Underlying
Selling Securityholder	Warrant	Warrant	Warrants

High Capital Funding, LLC	18,181	18,181	46,408
Lea Adar	3,636	3,636	9,282
Attar Family Ltd	7,636	7,636	19,492
Leslie Bardt	909	909	2,320
Richard Bassin	7,273	7,273	18,564
Marc & Ellen Becker, Tenants in Common	2,727	2,727	6,962
Ronald J. Berk	9,091	9,091	23,204
Harriet Stone Berkowitz	909	909	2,320
Morrell Berkowitz	909	909	2,320
James & Carole Bos	909	909	2,320
Fred A. Brasch	2,727	2,727	6,962
Diana Budzanoski	1,818	1,818	4,640
Bushrod Burns	1,818	1,818	4,640
Howard Commander	9,091	9,091	23,204
Scott Commander	1,818	1,818	4,640
Barbara H. & Peter R. Ducoffe	4,545	4,545	11,600
Herbert W. Eber	909	909	2,320
Kenneth & Jocelin Elan	2,727	2,727	6,962
Neila & Lawrence B. Fisher	2,727	2,727	6,962
J. David Forsyth	3,091	3,091	7,890
Jack Franco	1,818	1,818	4,640
Scott Garber	1,818	1,818	4,640
Stephen W. Garber	9,091	9,091	23,204
Sonia Gluckman	4,545	4,545	11,600
Stephen M. Greenberg	909	909	2,320
David R. Gross	3,091	3,091	7,890
Christen Hart	909	909	2,320
Ellis T. & Reva A. Hart	909	909	2,320
Hart Family Revocable Trust	909	909	2,320
The Hart Organization Corp.	3,636	3,636	9,282
Mary L. Hart	9,091	9,091	23,204
David & Joan Herskovits	3,636	3,636	9,282
High Capital Funding, LLC	90,909	90,909	232,050
Insight Productions LLC	909	909	2,320
Norman & Patti Johnson JT TEN	909	909	2,320
Leslie & Barbara Kalmus	909	909	2,320
Gerald F. Kaplan	5,455	5,455	13,926
Jeffrey A. Kunkes, M.D.	909	909	2,320
Gerald S. Leeseberg	6,364	6,364	16,244
Michael G. Leff	1,818	1,818	4,640
Jeffrey J. Leon	1,818	1,818	4,640
Dr. James M. Libby	3,636	3,636	9,282

			Common
			Stock
	Class A	Class B	Underlying
Selling Securityholder	Warrant	Warrant	Warrants

Stanley C. Lipton	1,818	1,818	4,640
Edgar O. Mandeville	909	909	2,320
Melissa Manheim	909	909	2,320
Theresa Mari	909	909	2,320
Alexander Michaels	7,273	7,273	18,564
James J. Noonan	3,091	3,091	7,890
One Walton Place, LLC	2,727	2,727	6,962
The David and Laura Owen Trust	909	909	2,320
Thomas J. & Irene M. Principe	1,818	1,818	4,640
David A. Rapaport	4,545	4,545	11,600
Phyllis Rodbell	909	909	2,320
Neil S. & Susan Hart	909	909	2,320
Sidney & Carol Strickland	3,091	3,091	7,890
Tall Oaks, LLC	9,091	9,091	23,204
Frances N. Veillette	1,818	1,818	4,640
Jo Lynn & John Waller	1,818	1,818	4,640
Weiner Family Investments LLC	9,091	9,091	23,204
F. Kenneth Zadeck	4,545	4,545	11,600
TOTAL	293,629	293,629	749,490
          None of the Selling Securityholders has been a director, officer or employee or has had any other material relationship with us.
PLAN OF DISTRIBUTION
          Each Selling Securityholder and its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of common stock or warrants on a stock exchange, market or trading facility on which those securities are traded or in private transactions .. These sales may be at fixed or negotiated prices. A Selling Securityholder may use any one or more of the following methods when selling shares and warrants:
•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares or warrants as agent but may position and resell a portion of the block as principal to facilitate the transaction ;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker dealers may agree with the Selling Securityholders to sell a specified number of such shares or warrants at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
          The Selling Securityholders may also sell their shares of common stock, Class A warrants and Class B warrants under Rule 144 under the Securities Act, rather than under this prospectus.
          The Selling Securityholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver securities in connection with these trades ..

          Broker dealers engaged by the Selling Securityholders may arrange for other broker dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated .. It is not expected that these commissions and discounts will exceed what is customary in the types of transactions involved. Any profits on the resale of shares or warrants by a broker dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts , concessions, commissions and similar selling expenses, if any, attributable to the sale of shares or warrants will be borne by a Selling Securityholder. The Selling Securityholders may agree to indemnify any agent , dealer or broker-dealer that participates in transactions involving sales of the shares or warrants if liabilities are imposed on that person under the Securities Act.
          The Selling Securityholders may from time to time pledge or grant a security interest in some or all of the shares or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares or warrants from time to time under this prospectus after we have filed an amendment to this prospectus, amending the list of Selling Securityholders to include the pledgee, transferee or other successors in interest. The Selling Securityholders also may transfer the shares or warrants in other circumstances, in which case the transferees , pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares or warrants from time to time under this prospectus , amending the list of Selling Securityholders to include the pledgee, donee, transferee or other successors in interest.
          The Selling Securityholders and any broker dealers or agents that are involved in selling the shares or warrants may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares or warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
          We are required, or have elected, to pay all fees and expenses incident to the registration of the shares and warrants being registered herein. We are not required to pay commissions and other selling expenses. We have agreed to indemnify the Selling Securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the registration statement, any prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact necessary to make the statements therein not misleading.
          The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of common stock, Class A warrants, and Class B warrants and activities of the Selling Securityholders.
DESCRIPTION OF SECURITIES
          Our authorized capital stock consists of 75,000,000 shares of common stock, $0.0001 par value, and 25,000,000 shares of preferred stock, $0.0001 par value. As of March 26, 2008, we had 5,181,434 shares of common stock and no shares of preferred stock outstanding.
          The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation and Bylaws, as they will be in effect upon the closing of this offering .. For more detailed information, please see our Certificate of Incorporation and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
          Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of 50% or more of the shares outstanding can, if they choose to do so , elect all of the directors. In the event of a voluntary or involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock.

          Holders of record of our common stock at the end of each calendar quarter , beginning with the first quarter of 2007, will receive a 5% common stock dividend until the Woodbridge facility has commenced commercial operations. We will not issue fractional shares as a part of the dividend program or shares with respect to the calendar quarter in which we commence commercial operations.
          We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. The terms of our New Jersey bond issue restrict our ability to pay cash dividends. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will depend upon, in addition to the terms of the New Jersey bond financing and any future bond or bank financings, our financial condition, results of operation, capital requirements and other factors our board of directors may deem relevant. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in our business. The payment of cash dividends on the common stock is, therefor, unlikely in the foreseeable future.
Class A Warrants
          General. The Class A warrants may be exercised until the expiration date, which is February 13, 2012. As of the date of this prospectus, each Class A warrant entitles the holder to purchase approximately 1.3 shares of common stock at an exercise price of $8.25 per warrant. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class A warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class A warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the-money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.
          Redemption. We will have the right to redeem the Class A warrants at a price of $0.25 per warrant, after providing 30 days prior written notice to the Class A warrantholders, at any time. The conditions to our redemption of the Class A warrants, which included the passage of (i) August 8, 2007 and (ii) the date on which the closing price of our common stock, as reported on NASDAQ, equals or exceeds $9.35, for five consecutive trading days, have been satisfied. We will send a written notice of redemption by first class mail to holders of the Class A warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.
Class B Warrants
          General. The Class B warrants may be exercised until the expiration date, which is February 13, 2012. As of the date of this prospectus, each Class B warrant entitles the holder to purchase approximately 1.3 shares of common stock at an exercise price of $11.00 per warrant. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class B warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class B warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the -money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.
          No Redemption. The Class B warrants are non-redeemable.
Provisions Applicable to the Class A and Class B Warrants
          Exercise. The holders of the warrants may exercise them only if an appropriate registration statement is then in effect. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.
          Adjustments in Certain Events. We will make adjustments to the terms of the warrants if certain events occur. If we distribute to our stockholders additional shares of common stock through a dividend or distribution, or if we effect a stock split of our common stock, we will adjust the total number of shares of common stock purchasable on exercise of a warrant so that the holder of a warrant thereafter exercised will be entitled to receive the number of shares of common stock the holder would have owned or received after such event if the warrant holder had exercised the warrant before the event causing the adjustment. The aggregate exercise price of the warrant will remain the same in that circumstance, but the effective purchase price per share of common stock purchasable upon exercise of the warrant will be proportionately reduced because a greater number of common stock shares will then be purchasable upon exercise of the adjusted warrant. We will make equivalent changes in warrants if we effect a reverse stock split.
          In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock and the securities received on such exercise had been held through the record date of the reorganization or recapitalization.
          If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrant holders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.
Preferred Stock
          Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.
          The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.
2006 Stock Option Plan
          Our 2006 Stock Option Plan (“Option Plan”) currently authorizes the grant of up to 666,667 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with restricted stock awards, incentive stock option grants and non-qualified stock option grants. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans. As of December 31, 2007, there were outstanding options to purchase 653,000 shares under our Option Plan.
          On April 3, 2008, our stockholders will vote on two proposed amendments to our Option Plan. If these amendments are approved by our stockholders, the number of shares issuable under the Option Plan will increase to 1,667,667 shares, and the Option Plan will include an “evergreen provision” pursuant to which the number of shares issuable under the Option Plan will automatically increase on January 1 of each year by 20% of the number of shares of our common stock outstanding on the last day of the prior fiscal year.
Authorized but Unissued Shares
          The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
          Our Certificate of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.
          Removal of Directors. Our Bylaws provide that our directors may only be removed by the affirmative vote of the shares entitled to vote at an election of directors; provided, however, that if less than the entire board of directors is to be removed, no one director may be removed if the vote cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. Although our Bylaws do not give the Board the power to approve or disapprove stockholder nominations for the election of directors or of any other business stockholders desire to conduct at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to our stockholders.
          Staggered Board. Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders. Our Board of Directors is divided into three classes, with one class of directors elected at each year’s annual stockholder meeting.
          Special Meetings. Our Bylaws provide that special meetings of stockholders can be called by the President, at the request of a majority of the Board of Directors at the written request of holders of at least 50% of the shares outstanding and entitled to vote.

          Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. The ability to issue preferred stock may have the effect of deferring hostile takeovers or delaying changes in control or management of our Company.
          Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
          Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may also discourage attempted acquisitions that might result in a premium over the market price for the shares of common stock held by stockholders.
          The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
LEGAL MATTERS
          The validity of the securities offered hereby will be passed on by Holland & Knight LLP, Portland, Oregon.
EXPERTS
          The consolidated financial statements included in our annual report on Form 10-KSB for the year ended December 31, 2007 and incorporated into this prospectus by reference have been audited by Carlin, Charron & Rosen, LLP, independent registered public accountants, to the extent and for the periods set forth in their report, and are incorporated in this prospectus by reference in reliance upon such report given upon the authority of them as experts in auditing and accounting.
INFORMATION INCORPORATED BY REFERENCE
          This prospectus is part of a registration statement on Form S- 3. The SEC allows this filing to “incorporate by reference” information that the Company previously has filed with the SEC. This means the Company can disclose important information to you by referring you to other documents that it has filed with the SEC. The information that is incorporated by reference is considered part of this prospectus, and information that the Company files later will automatically update and may supersede this information. For further information about the Company and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference:
•	Our annual report on Form 10-KSB filed on March 28, 2008, which contains audited financial statements for the fiscal year ended December 31, 2007;

•	Our current reports on Forms 8-K filed on January 15, 2008, January 24, 2008, January 29, 2008 and March 13, 2008;

•	All other reports filed by us pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (the “ Exchange Act”) since the end of the fiscal year covered by the annual report referred to above; and

•	The description of our common stock contained in Forms 8-A filed on February 8, 2007 and May 30, 2007 and any amendments or reports filed for the purpose of updating such description.
          All documents filed by the Company subsequent to those listed above with the SEC pursuant to Section 13(a), 13( c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents .. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement .. Any statement so modified or superseded shall not be deemed , except as so modified or superseded, to constitute a part of this prospectus.
          You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address and number: Converted Organics Inc., Attention: Corporate Secretary, 7A Commercial Wharf West, Boston, Massachusetts 02110, telephone (617) 624-0111. We will provide copies of all documents requested (not including exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.
WHERE YOU CAN FIND MORE INFORMATION
          This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement because certain information has been incorporated into the registration statement by reference in accordance with the rules and regulations of the SEC. Please review the documents incorporated by reference for a more complete description of the matters to which such documents relate.
          We are subject to the informational reporting requirements of the Exchange Act. In accordance with the Exchange Act, we file reports, proxy statements , and other information with the SEC. You can inspect and copy these reports, proxy statements, and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800- SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available on the SEC’s web site. The address of this site is http://www.sec.gov.
INDEMNIFICATION
          Our certificate of incorporation, as amended (“Certificate of Incorporation”), contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•	Any breach of their duty of loyalty to our company or our stockholders.

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

•	Any transaction from which the director derived an improper personal benefit.
          Our Bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our Bylaws also provide that we shall advance expenses incurred by a director or officer before the final disposition of any action or proceeding upon receipt of an undertaking from or on behalf of that director or officer to repay the advance if it is ultimately determined that he or she is not entitled to be indemnified. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board of Directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
          The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
OF SECURITIES ACT LIABILITIES
          Insofar as we may permit indemnification for liabilities arising under the Securities Act to directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

749,490 Shares of Common Stock
293,629 Class A Warrants
293,629 Class B Warrants
PROSPECTUS
, 2008

PART II—Information Not Required In Prospectus
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The estimated expenses of the offering, all of which are to be borne by the Company, are as follows:

SEC Registration Fee	$434
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$20,000
Other	$2,566

Total	$33,000
Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          Our certificate of incorporation, as amended (“Certificate of Incorporation”), contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•	Any breach of their duty of loyalty to our company or our stockholders.

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law ..

•	Any transaction from which the director derived an improper personal benefit.
          Our Bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our Bylaws also provide that we shall advance expenses incurred by a director or officer before the final disposition of any action or proceeding upon receipt of an undertaking from or on behalf of that director or officer to repay the advance if it is ultimately determined that he or she is not entitled to be indemnified. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board of Directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
          The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification ..

ITEM 16. EXHIBITS.
          The following exhibits are filed as part of the Registration Statement on Form S-3:

EXHIBIT
NUMBER	DESCRIPTION

4.1	Form of common stock certificate. Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form SB-2 (File No. 333-135174), filed on June 21, 2006, and as amended.

4.2	Form of Class A Warrant (included in Exhibit 4.5).

4.3	Form of Class B warrant (included in Exhibit 4.5).

4.4	Form of unit certificate. Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form SB-2 (File No. 333-135174), filed on June 21, 2006, and as amended.

4.5	Form of Warrant Agreement between the Registrant and Computershare Shareholder Services, Inc. Incorporated by reference to Exhibit 4.5 of the Registration Statement on Form SB-2 (File No. 333-135174), filed on June 21, 2006, and as amended.

4.6	Form of Representative’s Purchase Warrant. Incorporated by reference to Exhibit 4.6 of the Registration Statement on Form SB-2 (File No. 333-135174), filed on June 21, 2006, and as amended.

5.1	Opinion of Holland and Knight LLP. *

23.1	Consent of Carlin, Charron & Rosen, LLP.+

23.2	Consent of Holland and Knight LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page of the Registration Statement on Form S-1 (File No. 333-149079), filed on February 6, 2008.

24.2	Power of Attorney for Peter J. Townsley.+

+	Filed herewith.

*	To be filed by amendment.
ITEM 17 UNDERTAKINGS
          The undersigned registrant hereby undertakes to:
     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
     (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.
     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
     (4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (5) If the registrant requests acceleration of the effective date of the registration statement under Rule 461, then in the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director , officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action , suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly cause this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on April 2, 2008.

Converted Organics Inc.
By:	/s/ Edward J. Gildea
Edward J. Gildea, Chairman, President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Edward J. Gildea	Chairman, President and Chief Executive Officer	April 2, 2008

Edward J. Gildea	(Principal Executive Officer)

/s/ David R. Allen	Chief Financial Officer	April 2, 2008

David R. Allen	(Principal Financial Officer)

/s/ Ellen P. Geoffrey	Director of Finance and Accounting	April 2, 2008

Ellen P. Geoffrey	(Principal Accounting Officer)

/s/ Peter J. Townsley*

Peter J. Townsley	Director	April 2, 2008

/s/ Edward A. Stoltenberg*	Director	April 2, 2008

Edward A. Stoltenberg

/s/ Robert E. Cell*	Director	April 2, 2008

Robert E. Cell

/s/ John P. DeVillars*	Director	April 2, 2008

John P. DeVillars

*By: /s/ Edward J. Gildea

Edward J. Gildea, Attorney-in-Fact

EXHIBITS
          The following exhibits are filed as part of the Registration Statement on Form S-3:

EXHIBIT
NUMBER	DESCRIPTION

4.1	Form of common stock certificate. Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form SB-2 (File No. 333-135174), filed on June 21, 2006, and as amended.

4.2	Form of Class A Warrant (included in Exhibit 4.5).

4.3	Form of Class B warrant (included in Exhibit 4.5).

4.4	Form of unit certificate. Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form SB-2 (File No. 333-135174), filed on June 21, 2006, and as amended.

4.5	Form of Warrant Agreement between the Registrant and Computershare Shareholder Services, Inc. Incorporated by reference to Exhibit 4.5 of the Registration Statement on Form SB-2 (File No. 333-135174), filed on June 21, 2006, and as amended.

4.6	Form of Representative’s Purchase Warrant. Incorporated by reference to Exhibit 4.6 of the Registration Statement on Form SB-2 (File No. 333-135174), filed on June 21, 2006, and as amended.

5.1	Opinion of Holland and Knight LLP.*

23.1	Consent of Carlin, Charron & Rosen, LLP.+

23.2	Consent of Holland and Knight LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page of the Registration Statement on Form S-1 (File No. 333-149079), filed on February 6, 2008.

24.2	Power of Attorney for Peter J. Townsley.+

+	Filed herewith.

*	To be filed by amendment.